Filed Pursuant to Rule 433

Registration No. 333-280715

Issuer Free Writing Prospectus dated September 22, 2025

Relating to Preliminary Prospectus Supplement dated September 22, 2025

PRICING TERM SHEET

DATED SEPTEMBER 22, 2025

$1,000,000,000 4.200% SENIOR NOTES DUE 2030

$2,250,000,000 4.800% SENIOR NOTES DUE 2036

$1,750,000,000 4.900% SENIOR NOTES DUE 2038

The information in this pricing term sheet supplements Broadcom Inc.’s (“Broadcom”) preliminary prospectus supplement, dated September 22, 2025 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Broadcom Inc. (Nasdaq: AVGO)

Securities Offered:

$1,000,000,000 aggregate principal amount of 4.200% Senior Notes due 2030 (the “2030 Notes”)

$2,250,000,000 aggregate principal amount of 4.800% Senior Notes due 2036 (the “2036 Notes”)

$1,750,000,000 aggregate principal amount of 4.900% Senior Notes due 2038 (the “2038 Notes” and, together with the 2030 Notes and the 2036 Notes, the “Notes”)

Pricing Date:	September 22, 2025

Closing Date:	September 29, 2025 (T+5)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:	Broadcom estimates that the net proceeds from this offering, after deducting the underwriting discounts, will be approximately $4,968,035,000. Broadcom intends to use the net proceeds from the sale of the Notes for general corporate purposes and for repayment of debt.

Ratings:*	A3 (Positive) (Moody’s Investors Service, Inc.) A- (Positive) (S&P Global Ratings) BBB+ (Positive) (Fitch Ratings Inc.)

Maturity Date:	2030 Notes: October 15, 2030 2036 Notes: February 15, 2036 2038 Notes: February 15, 2038

Interest Rate:

2030 Notes: 4.200% per year on the principal amount of the 2030 Notes

2036 Notes: 4.800% per year on the principal amount of the 2036 Notes

2038 Notes: 4.900% per year on the principal amount of the 2038 Notes

Interest Payment Dates:

April 15 and October 15, beginning April 15, 2026, and accruing from September 29, 2025, in respect of the 2030 Notes

February 15 and August 15, beginning February 15, 2026 and accruing from September 29, 2025, in respect of the 2036 Notes

February 15 and August 15, beginning February 15, 2026 and accruing from September 29, 2025, in respect of the 2038 Notes

Record Dates:	April 1 and October 1, in respect of the 2030 Notes February 1 and August 1, in respect of the 2036 Notes February 1 and August 1, in respect of the 2038 Notes

Price to Public:	2030 Notes: 99.858% of the principal amount 2036 Notes: 99.787% of the principal amount 2038 Notes: 99.757% of the principal amount

Benchmark Treasury:	2030 Notes: UST 3.625% due August 31, 2030 2036 Notes: UST 4.250% due August 15, 2035 2038 Notes: UST 4.250% due August 15, 2035

Benchmark Treasury Price / Yield:	2030 Notes: 99-21 / 3.701% 2036 Notes: 100-26+ / 4.147% 2038 Notes: 100-26+ / 4.147%

Spread to Benchmark Treasury:	2030 Notes: +53 basis points 2036 Notes: +68 basis points 2038 Notes: +78 basis points

Yield to Maturity:	2030 Notes: 4.231% 2036 Notes: 4.827% 2038 Notes: 4.927%

CUSIP Number:	2030 Notes: 11135FCW9 2036 Notes: 11135FCY5 2038 Notes: 11135FCX7

ISIN Number:	2030 Notes: US11135FCW95 2036 Notes: US11135FCY51 2038 Notes: US11135FCX78

Redemption at Broadcom’s Option:

Prior to September 15, 2030 (one month prior to their maturity date) (the “2030 Par Call Date”), in the case of the 2030 Notes, prior to November 15, 2035 (three months prior to their maturity date) (the “2036 Par Call Date”), in the case of the 2036 Notes, and prior to November 15, 2037 (three months prior to their maturity date) (the “2038 Par Call Date” and each of the 2030 Par Call Date, the 2036 Par Call Date and the 2038 Par Call Date, a “Par Call Date”), in the case of the 2038 Notes, Broadcom may redeem the Notes of the applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price calculated by Broadcom (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points (in the case of the 2030 Notes), 15 basis points (in the case of the 2036 Notes) or 15 basis points (in the case of the 2038 Notes) less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date, Broadcom may redeem the Notes of the applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. BNP Paribas Securities Corp.

Deutsche Bank Securities Inc. MUFG Securities Americas Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made to investors on or about September 29, 2025, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to closing may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322 (toll free) or BNP Paribas Securities Corp. at +1 (800) 854-5674 (toll free).

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